Exhibit 12.1

Pinnacle Entertainment, Inc.

Computation of Ratio of Earnings to Fixed Charges

	For the fiscal year ended December 31,					For the three months ended March 31,
	2012	2013	2014	2015	2016	2016	2017
	(in thousands, except for ratios)
Earnings:
Pre-tax income (loss) from continuing operations before losses from equity method investments	$22,307	$(96,254)	$49,592	$56,758	$(485,825)	$45,891	$16,903
Add: Fixed charges	119,425	178,723	261,623	250,313	342,346	61,019	96,906
Less: Capitalized interest	(20,310)	(3,282)	(2,854)	—	(105)	(25)	(5)

Total earnings	$121,422	$79,187	$308,361	$307,071	$(143,584)	$106,885	$113,804
Fixed charges:
Interest expense, net of capitalized interest and inclusive of amortization of debt issuance costs and debt discount/premium	$94,484	$170,218	$253,048	$244,708	$334,777	$59,875	$94,262
Capitalized interest	20,310	3,282	2,854	—	105	25	5
Estimated interest portion of rent expense	4,631	5,223	5,721	5,605	7,464	1,119	2,639

Total fixed charges	$119,425	$178,723	$261,623	$250,313	$342,346	$61,019	$96,906

Ratio of earnings to fixed charges	1.0x	— (a)	1.2x	1.2x	— (a)	1.8x	1.2x

(a) Due principally to large non-cash charges deducted to compute earnings, earnings were less than fixed charges by $99.5 million and $485.9 million for the years ended December 31, 2013 and 2016, respectively.

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